+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

        Cell Genesys, Inc.
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        (Last)                      (First)                        (Middle)

        342 Lakeside Drive
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                                   (Street)

        Foster City,               California                      94404
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              01/12/97
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)   94-3061375
                                                                  --------------

4.  Issuer Name and Ticker or Trading Symbol  Somatix Therapy Corporation (SOMA)
                                             -----------------------------------

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------

7.  Individual or Joint/Group Filing (Check applicable line)

    [X] Form filed by One Reporting Person

    [ ] Form filed by More than One Reporting Person


             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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
Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                            (Over)

                           (Print or Type Responses)

                               Page 1 of 3 pages

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
   (1)                         (2)       (3)    Common stock, par
                                                value $.01 per share    5,441,480      $3.51            D
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
Explanation of Responses: Please see attached.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                              CELL GENESYS, INC.


                           By:  /s/ Kathleen Sereda Glaub          02/28/97
                              -------------------------------  -----------------
                                Kathleen Sereda Glaub                Date
                                Senior Vice President
                                Chief Financial Officer
                                  and Secretary

                              **Signature of Reporting Person

                               Page 2 of 3 pages

            ATTACHMENT TO INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES BY CELL GENESYS, INC. DATED FEBRUARY 28, 1997


EXPLANATION OF RESPONSES:

(1) Pursuant to the stock option agreement, dated as of January 12, 1997 (the "Stock Option Agreement"), between Somatix Therapy Corporation, a corporation organized and existing under the laws of the State of Delaware ("Somatix"), as grantor, and Cell Genesys, Inc., a corporation organized and existing under the laws of the State of Delaware ("Cell Genesys"), as grantee, Somatix granted to Cell Genesys an option (the "Stock Option") to purchase 5,441,480 newly issued shares (the "Option Shares") of common stock, par value $.01 per share (the "Common Stock"), at a purchase price of $3.51 per share. The Stock Option was granted in connection with the execution of the agreement and plan of merger and reorganization, dated as of January 12, 1997 (the "Merger Agreement"), among Cell Genesys, S Merger Corp., a corporation organized and existing under the laws of the State of Delaware ("Merger Sub") and a direct wholly owned subsidiary of Cell Genesys, and Somatix, pursuant to which, among other things, Merger Sub will be merged (the "Merger") with and into Somatix and Somatix will become a wholly owned subsidiary of Cell Genesys.

     As a result of the Stock Option Agreement and the Stock Option granted thereunder, Cell Genesys may be deemed to be the beneficial owner of 5,441,480 shares of Common Stock. Based on 27,344,121 shares of Common Stock outstanding as of January 6, 1997, Cell Genesys' percentage interest in the Common Stock would be approximately 16.6 percent after exercise of the Stock Option in full. In the event that the Stock Option becomes exercisable as described below, and Cell Genesys elects to exercise such option and purchase the Option Shares, Cell Genesys would possess sole voting and dispositive power with respect to such shares.

     The shares of Common Stock described herein are subject to the Stock Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Cell Genesys as to the beneficial ownership of any shares of Common Stock, and Cell Genesys expressly disclaims beneficial ownership of all shares of Common Stock issuable upon exercise of the Stock Option.

(2) Cell Genesys may exercise the Stock Option, in whole or in part, at any time or from time to time after the occurrence of any event or circumstance which obligates Somatix to pay to Cell Genesys any fee or expenses upon termination of the Merger Agreement and prior to the first to occur of any of (i) the effective time of the Merger; (ii) the termination of the Stock Option Agreement pursuant to its terms; or (iii) the date which is 90 days after the occurrence of any event triggering Cell Genesys' right to exercise the Stock Option.

(3)  The Stock Option Agreement will terminate by its terms on February 12,
     1998.

                               Page 3 of 3 pages